UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Information to be Included in Statements Filed Pursuant
to § 240.13d-1(a) and Amendments Thereto Filed
Pursuant to § 240.13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

Waldencast PLC
(Name of Issuer)

Class A ordinary shares, $0.0001
par value per share
(Title of Class of Securities)

G9503X103

(CUSIP Number)

Dynamo Internacional Gestão de Recursos Ltda.

Dynamo Master Fund

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior
Av. Ataulfo de Paiva, 1235, 6th floor,

Rio de Janeiro, RJ, 22440-034, Brazil
(21) 2512-9394

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 14, 2023
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Dynamo Internacional Gestão de Recursos Ltda.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 21,580,709(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 21,580,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 21,580,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 20.1%(2)
14	TYPE OF REPORTING PERSON OO

(1)        Represents the aggregate number of Class A ordinary shares beneficially owned by the Reporting Person, which are held indirectly through Dynamo Master Fund, a Cayman Island exempted company, and Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund, which directly hold the Class A ordinary shares reported herein, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant; and (iv) Class A ordinary shares subscribed by Dynamo Master Fund pursuant to the Subscription Agreement signed on September 14, 2023.

(2)       Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held indirectly through Dynamo Master Fund, a Cayman Island exempted company; (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Dynamo Master Fund, a Cayman Island exempted company; and (iii) 270,000 Class A ordinary shares issuable upon exercise of redeemable warrants held indirectly through Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund.

Page 2 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Dynamo Master Fund
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 20,500,709(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 20,500,709
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,500,709
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.1%(2)
14	TYPE OF REPORTING PERSON PN

(1)        Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; (ii) Class A ordinary shares issuable upon the exercise of the private placement warrants; (iii) Class A ordinary shares issuable upon the exercise of redeemable warrant; and (iv) Class A ordinary shares subscribed by Dynamo Master Fund pursuant to the Subscription Agreement signed on September 14, 2023.

(2)       Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding, as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held indirectly through Dynamo Master Fund, a Cayman Island exempted company; (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Dynamo Master Fund, a Cayman Island exempted company; and (iii) 270,000 Class A ordinary shares issuable upon exercise of redeemable warrants held indirectly through Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund.

Page 3 of 7 Pages

CUSIP No. G9503X103

1	NAME OF REPORTING PERSON Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a): ☐ (b): ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Brazil
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,080,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,080,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,080,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)        Represents the aggregate number of Class A ordinary shares held by the Reporting Person, as giving effect to the following, only for the purpose of computing the beneficial ownership of the Reporting Person: (i) Class A ordinary shares; and (ii) Class A ordinary shares issuable upon the exercise of redeemable warrants.

(2)       Represents the quotient obtained by dividing (a) the number of Class A ordinary shares beneficially owned by the Reporting Person as set forth in Row 11 by (b) the 101,168,559 shares of Class A ordinary shares outstanding as reported in the Form 6-K/A filed by the Issuer on September 20, 2023 in connection with the Subscription Agreement signed on September 14, 2023 by the Company, and an additional: (i) 2,311,110 Class A ordinary shares issuable upon exercise of private placement warrants held indirectly through Dynamo Master Fund, a Cayman Island exempted company; (ii) 3,666,666 Class A ordinary shares issuable upon the exercise of redeemable warrant held indirectly through Dynamo Master Fund, a Cayman Island exempted company; and (iii) 270,000 Class A ordinary shares issuable upon exercise of redeemable warrants held indirectly through Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior, a Brazilian investment fund.

Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the “SEC”) on August 5, 2022 relating to Class A ordinary shares, $0.0001 par value per share (the “Class A ordinary shares”), of Waldencast plc, a public limited company under the laws of Jersey (the “Issuer”) (as so amended, the “Schedule 13 D”). Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 is being filed to reflect the acquisition of Class A ordinary shares by Dynamo Master Fund by means of certain subscription agreements entered into by the Issuer with certain investors, including Dynamo Master Fund (the “PIPE Investors”) pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 14,000,000 in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70 million (the “PIPE Investment”), as disclosed in the Issuer’s current report on Form 6-K filed with the SEC on September 18, 2023. The principal executive office of the Issuer is 10 Bank Street, Suite 560, White Plains, New York 10606. Except as specifically provided herein, this Amendment No. 1 does not modify or amend any of the information previously reported in the original Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended by adding the following sentences immediately after the last paragraph of such item:

On or about September 14, 2023, the Issuer entered into subscription agreements (the “Subscription Agreements”) with certain investors, including Dynamo Master Fund (collectively, the “PIPE Investors”), pursuant to, and on the terms and subject to the conditions of which, the PIPE Investors have collectively subscribed for 14,000,000 (the “PIPE Shares”) Class A ordinary shares, par value $0.0001 each per share, of the Issuer (the “Class A Shares”), in a private placement at a purchase price of $5.00 each per share, for aggregate gross proceeds of $70 million (the “PIPE Investment”). The Subscription Agreements relating to approximately $68 million of proceeds have been consummated, with the closings of Subscription Agreements relating to the remaining approximately $2 million expected to occur no later than following the receipt of a certain regulatory approval (the “Future Closing” and together with the closings of all other Subscription Agreements, the “Closings”) (the date on which such Closing occurs, the “Closing Date”), as disclosed in the Issuer’s current report on Form 6-K filed with the SEC on September 18, 2023.

References to and the description of the Subscription Agreements set forth above in this Item 3 do not purport to be complete and are qualified in their entirety by reference to the full text of the Subscription Agreements, which is attached hereto as Exhibit E and incorporated by reference herein.

Item 4.	Purpose of Transaction.

The information set forth in Items 3 and 6 of this Schedule 13D are incorporated by reference in its entirety into this Item 4.

The Funds acquired the securities reported herein for investment purposes. The Funds have Dynamo Capital LLP as their investment advisor. Dynamo Capital LLP has one of its partners on the board of directors of the Issuer. The Reporting Persons review and intend to continue to review, on an ongoing and continuing basis, their investment in the Issuer. Depending upon the factors discussed below and subject to applicable law, the Reporting Persons may from time to time acquire additional securities of the Issuer or sell or otherwise dispose of some or all of its securities of the Issuer. Any transactions that the Reporting Persons may pursue may be made at any time and from time to time without prior notice and will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices of the securities of the Issuer, the financial condition, results of operations and prospects of the Issuer, general economic, financial market and industry conditions, other investment and business opportunities available to the Reporting Persons, relevant withdrawal requests by the investors of Dynamo Global and Dynamo Master, tax considerations and other factors.

Other than as set forth in this Schedule 13D, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in this Item 4.

Page 5 of 7 Pages

Item 5.	Interest in Securities of the Issuer.

The information set forth in Items 2 and 3 and on the cover pages of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

(a) and (b) The information contained on the cover pages to this Schedule 13D is incorporated herein by reference.

(c)       Except for the transactions described in Items 3 and 4 of this Schedule 13D, the Reporting Persons have not engaged in any transaction during the past 60 days involving ordinary shares of the Issuer.

(d)       To the best knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares beneficially owned by the Reporting Persons.

(e)       Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth in Item 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Item 7.	Material to be Filed as Exhibits.

Exhibit E	Form of Subscription Agreements (incorporated by reference to Exhibit 99.2 to the Issuer’s current report on Form 6-K filed with the Securities and Exchange Commission on September 18, 2023 (File No. 001-40207)).

Page 6 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information in this statement is true, complete and correct.

September 21, 2023

Dynamo Internacional Gestão de Recursos Ltda.

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Executive Officer

Dynamo Master Fund

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Director

Dynamo Global Master Fundo de Investimento em Ações – Investimento no Exterior

By:	/s/ Emerson Melo
	Name:	Emerson Melo
	Title:	Director

Page 7 of 7 Pages